SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to Closure of Register of Members and Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in respect of 2012 Final Dividend.

2	Announcement dated March 21, 2013 in respect of Proposed Appointment of New Auditor.

3	Announcement dated March 21, 2013 in respect of Adjustment to Convertible Bond Conversion Price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: March 22, 2013	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CLOSURE OF REGISTER OF MEMBERS

AND

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX

FOR NON-RESIDENT ENTERPRISES IN RESPECT OF

2012 FINAL DIVIDEND

China Unicom (Hong Kong) Limited (the “Company”) refers to the 2012 annual results announcement made by the Company on 21 March 2013 (the “2012 Annual Results Announcement”). This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

The board of directors of the Company (the “Board”) proposed to pay a final dividend of RMB0.12 per share (pre-tax) for the year ended 31 December 2012 (the “2012 Final Dividend”). The 2012 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on 21 May 2013 (and any adjournment thereof) (the “AGM”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 16 May 2013 to 21 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the AGM. In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 15 May 2013; and

(2)	from 27 May 2013 to 29 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2012 Final Dividend. In order to qualify for the proposed 2012 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 24 May 2013. Subject to the approval by shareholders at the AGM, the 2012 Final Dividend is expected to be paid in Hong Kong dollars on or about 13 June 2013 to those members registered in the Company’s register of members as at 29 May 2013 (the “Dividend Record Date”).

WITHHOLDING OF ENTERPRISE INCOME TAX

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2012 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2012 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such shareholder is entitled to.

2

Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2012 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 24 May 2013, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

IMPORTANT NOTICE

Investors should read this announcement carefully. If any investor would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED Chu Ka Yee Company Secretary

Hong Kong, 21 March 2013

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	: Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	: Cesareo Alierta Izuel
Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

3

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED APPOINTMENT OF NEW AUDITOR

The Board announces that PricewaterhouseCoopers will retire as auditor of the Group upon expiration of its current term of office at the close of the forthcoming AGM. On 21 March 2013, the Board, as recommended and approved by the audit committee of the Company, has resolved to appoint KPMG as the Group’s new auditor to hold office until the conclusion of the next annual general meeting of the Company, subject to the approval of shareholders of the Company at the AGM.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that PricewaterhouseCoopers (“PwC”) will retire as auditor of the Company and its subsidiaries (the “Group”) upon expiration of its current term of office at the close of the forthcoming annual general meeting of the Company to be held on 21 May 2013 (the “AGM”). On 21 March 2013, the Board, as recommended and approved by the audit committee of the Company, has resolved to appoint KPMG as the auditor of the Group to hold office until the conclusion of the next annual general meeting of the Company, subject to the approval of shareholders of the Company at the AGM.

The proposed appointment of new auditor is to comply with the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), which imposes certain restrictions in respect of the number of years of audit services that an accounting firm could provide to a state-owned enterprise and its subsidiaries on a continuous basis (the “Auditor Rotation Requirements”). As the Company is an indirect subsidiary of China United Network Communications Group Company Limited, a state-owned enterprise under the direct control and supervision of SASAC, the Company is required to comply with the Auditor Rotation Requirements.

The Company received a letter from PwC on 21 March 2013 confirming that there were no matters in relation to the proposed change of auditor that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that there was no disagreement between PwC and the Company and there were no other matters in relation to the proposed change of auditor that need to be brought to the attention of the shareholders of the Company.

The proposed appointment of new auditor is subject to shareholders’ approval at the AGM. A circular containing, among other things, the proposed change in auditor, together with the notice of AGM will be dispatched to the shareholders of the Company as soon as possible.

The Board would like to take this opportunity to express its sincere gratitude to PwC for its quality services rendered to the Group during the past years.

This announcement is made by the Company pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 21 March 2013

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	: Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	: Cesareo Alierta Izuel
Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(the “Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(The “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ADJUSTMENT TO CONVERTIBLE BOND CONVERSION PRICE

Reference is made to the 2012 annual results announcement of the Guarantor dated 21 March 2013 (the 2012 Annual Results Announcement) whereby a final dividend of RMB0.12 per Share for the year ended 31 December 2012 (the 2012 Final Dividend) was proposed, subject to approval of Shareholders at the forthcoming annual general meeting of the Guarantor to be held on 21 May 2013 (the AGM). The record date for determining the Shareholders’ entitlement to the 2012 Final Dividend will be 29 May 2013.

When the Guarantor shall pay or make the 2012 Final Dividend, the Conversion Price of the Convertible Bonds will, in accordance with the CB Terms and Conditions (as defined below), subject to approval of the payment of the 2012 Final Dividend by the Shareholders at the AGM, be adjusted from HK$15.58 per Share to HK$15.36 per Share with effect from 30 May 2013.

As stipulated under the Trust Deed, the Issuer and/or the Guarantor are required to provide certain information relating to the adjustment to the Conversion Price of the Convertible Bonds.

Reference is made to (i) the announcement of the Guarantor dated 28 September 2010 in relation to the issue of the Convertible Bonds, (ii) the announcement of the Guarantor dated 22 March 2012 and 7 June 2012 in relation to adjustment to Conversion Price, and (iii) the 2012 Annual Results Announcement. Capitalized terms used herein shall, unless otherwise defined, have the same meanings as adopted in the Guarantor’s announcement dated 28 September 2010.

As stipulated under Condition 6(C)(3) of the terms and conditions of the Convertible Bonds (the CB Terms and Conditions), if the Guarantor shall pay or make to the Shareholders any Capital Distribution (as defined in the CB Terms and Conditions), the Conversion Price of the Convertible Bonds shall be adjusted by multiplying the Conversion Price in force immediately before such Capital Distribution by the following fraction:

A - B

A

Where:

A	is the Current Market Price (as defined in the CB Terms and Conditions) of one Share on the date on which the Capital Distribution is publicly announced; and

B	is the Fair Market Value (as defined in the CB Terms and Conditions) on the date of such announcement of the portion of the Capital Distribution attributable to one Share.

Any such adjustment becomes effective on the date when such Capital Distribution is actually made or if a record date is fixed therefor, immediately after such record date. However, no adjustment is required to be made under the CB Terms and Conditions where such adjustment would be less than 1% of the Conversion Price then in effect but instead the amount of such adjustment shall be carried forward and taken into account in any subsequent adjustment.

As announced in the 2012 Annual Results Announcement, the board of directors of the Guarantor recommended the payment of the 2012 Final Dividend of RMB0.12 per Share, subject to Shareholders’ approval of the 2012 Final Dividend at the AGM. The record date for determining the Shareholders’ entitlement to the 2012 Final Dividend will be 29 May 2013. The Guarantor’s register of members will be closed during the following periods:

(1)	from 16 May 2013 to 21 May 2013, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM; and

(2)	from 27 May 2013 to 29 May 2013, both days inclusive, for the purpose of ascertaining the Shareholders’ entitlement to the 2012 Final Dividend.

Subject to approval of the payment of the 2012 Final Dividend by the Shareholders at the AGM, the Conversion Price of the Convertible Bonds will, in accordance with the CB Terms and Conditions, be adjusted from HK$15.58 per Share (the Conversion Price Before Adjustment) to HK$15.36 per Share (the Adjusted Conversion Price) with effect from 30 May 2013. Save for the abovementioned adjustment to the Conversion Price, the other terms of the Convertible Bonds shall remain unchanged.

As at the date of this announcement, the total outstanding principal amount of the Convertible Bonds is US$1,838,800,000. Following the above adjustment to the Conversion Price, the maximum number of Shares issuable by the Guarantor upon full conversion of the outstanding Convertible Bonds at the Adjusted Conversion Price will be 928,689,770 Shares, an increase of 13,113,719 Shares from the original 915,576,051 Shares based on the Conversion Price Before Adjustment.

Any Bondholder who is in doubt as to the action to be taken should consult his/her stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 21 March 2013

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	: Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	: Cesareo Alierta Izuel
Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny